

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

R. Kirk Huntsman
Chief Executive Officer
Vivos Therapeutics, Inc.
7921 Southpark Plaza, Suite 210
Littleton, Colorado 80120

      Re: Vivos Therapeutics, Inc.
          Registration Statement on Form S-1
          File No. 333-269453
          Filed January 30, 2023

Dear R. Kirk Huntsman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Lawrence A. Rosenblooml, Esq.